UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of August 2025
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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Forge, 43 Church Street West
Woking, GU21 6HT
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Financial Results
On August 6, 2025, Nomad Foods Limited (the “Company”) issued a press release announcing its financial results for the three and six month period ended June 30, 2025 (“2Q 2025”). The press release is furnished as Exhibit 99.1 to this Report on Form 6-K. The Company also issued Condensed Consolidated Interim Financial Statements for 2Q 2025. The Condensed Consolidated Interim Financial Statements for 2Q 2025 are filed as Exhibit 99.2 to this Report on Form 6-K and are incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form F-3 filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190) ) and (iv) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081).

Director Appointment
Effective August 6, 2025, Carey Dorman was appointed to the Board of Directors of the Company as an independent member.

Mr. Dorman is Executive Vice President, Chief Financial Officer of Element Solutions Inc, a leading global specialty chemicals company. His responsibilities include oversight for finance, information technology, human resources and other administrative functions at the company. Prior to being promoted to this role in 2019, Mr. Dorman served as Corporate Treasurer and VP, Investor Relations of Element Solutions from 2018 to 2019 after having served as Director and then Senior Director, Corporate Development from 2015 to 2018. In his prior roles, Mr. Dorman’s responsibilities included capital markets, corporate development, financial planning, investor relations and merger integration. Prior to joining Element Solutions in 2015, Mr. Dorman worked for Taconic Capital Advisors, a global institutional investment firm, and for Goldman Sachs & Co.

There are no arrangements or understandings between Mr. Dorman and any other person pursuant to which he was selected as a director.

The information under the heading Director Appointment in this report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190) ) and (iv) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Ruben Baldew
Name:	Ruben Baldew
Title:	Chief Financial Officer
Dated: August 6, 2025

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on August 6, 2025 relating to the Company’s financial results for the three and six month period ended June 30, 2025.

99.2	Condensed Consolidated Interim Financial Statements (unaudited) for the three and six months ended June 30, 2025.